PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS Las Vegas Orange County PHOENIX SAN DIEGO SILICON VALLEY

September 23, 2021

Via EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549-3720

Attention:	Alan Campbell
Celeste Murphy
Franklin Wyman
Al Pavot

Re:	Tivic Health Systems, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 9, 2021

File No. 333-258411

Ladies and Gentlemen:

On behalf of our client, Tivic Health Systems, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 20, 2021, relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on September 9, 2021 (“Amendment No. 2 to Registration Statement”). We are concurrently filing via EDGAR this letter and the Company’s Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3 to Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Amendment No. 2 to Registration Statement on Form S-1 filed on September 9, 2021), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 3 to Registration Statement.

Securities and Exchange Commission

September 23, 2021

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.

We note your statement that the underwriters of the offering have informed you that the gross proceeds of the offering will not be less than $15,000,000. However, given your disclosed public offering price range of $5.00 to $6.00 per share, it appears that if you price the offering in the bottom half of your disclosed range and the underwriters do not exercise their over-allotment option, the gross proceeds of your offering will be less than $15,000,000. To the extent that this statement is referencing the listing requirements of the Nasdaq Capital Market, please revise to state, if true, that (i) the gross proceeds from the offering must be at least $15,000,000 in order for your initial listing application to be approved and (ii) there is no guarantee that the gross proceeds from the offering will be at least $15,000,000 and that you may need the underwriters to exercise their over-allotment option in order to meet this threshold.

In response to the Staff’s comment, the Company has removed reference to the minimum gross proceeds of $15,000,000. The Company further advises the Staff that the Company has the ability to meet the initial listing requirements of the Nasdaq Capital Market without such minimum gross proceeds and/or the exercise of the over-allotment option.

Cost of Sales, page 39

2.

Please expand your disclosure to explain how you reasonably concluded that your June 30, 2021 inventory balance is stated at the lower of cost or net realizable value (page F-8) given the significant gross loss recognized in the quarter then-ended, and the pattern of historical gross losses, and the 20% decline in second quarter sales relative to the March 31, 2021 quarter. The disclosure should specifically address your basis for eliminating your inventory reserve in the June 30, 2021 quarter as reported on page F-38.

In response to the Staff’s comment, the Company has expanded its disclosures regarding the cost of sales and inventory reserve as requested. The Company further advises the Staff that the Company sells ClearUP both direct to consumer and through its online retail channel partners. The Company’s retail channel partners buy large lots of units at discounted pricing. During the second quarter ended June 30, 2021, 70% of units were sold through retail channel partners as compared to 50% in the first quarter ended March 31, 2021 resulting in lower revenue. All unit product sales exceed the standard cost per unit used in cost of goods sold and inventory. However, cost of goods sold includes fixed non-cash allocations of Company personnel related to the manufacturing process and other fixed and semi-fixed charges from the Company’s third party logistics provider, including monthly minimum management and storage and processing fees, resulting in negative gross margins. The Company expects its gross margin to increase with the launch of ClearUP Gen 2 and increasing sales volume over which fixed and semi-fixed costs are allocated. Further, as it relates to the elimination of the inventory reserve, the Company had recorded a 3% inventory reserve for obsolescence for expected obsolescence related to specifically identified sub-assembly parts to be replaced with upgraded versions of the parts. The sub-assembly parts were subsequently scrapped in March 2021.

Securities and Exchange Commission

September 23, 2021

***

Please direct any questions regarding the Company’s responses or Amendment No. 3 to Registration Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc: Jennifer Ernst, Tivic Health Systems, Inc.